SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of December 2008
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

Exhibit Number

1
Announcement dated December 16, 2008 regarding (1) Connected Transaction and Disclosable Transaction — Proposed Acquisitions of Certain Assets and Business from Unicom Parent and Netcom Parent and (2) Continuing Connected Transaction — Network Lease Agreement.

FORWARD-LOOKING STATEMENTS
The announcement, constituting Exhibit 1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements may include, without limitation, the Company’s operating strategy and future plan; its restructuring plan; its capital expenditure plan; its future business condition and financial results; its abilities to upgrade and expand networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the PRC telecommunications industry.
Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond the Company’s control, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MII, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; the effect of the Company’s restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the merger; the results of the (x) proposed acquisitions of certain assets and business by China United Network Communications Corporation Limited, a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company (“Unicom China”), from China United Network Communications Group Company Limited (the “Unicom Parent”), and China Network Communications Group Corporation, each, a state-owned enterprise established under the laws of the PRC and a parent of the Company, and (y) lease of telecommunications networks in southern China by Unicom China from Unicom New Horizon Mobile Telecommunications Company, a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Unicom Parent; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: December 16, 2008	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number

1
Announcement dated December 16, 2008 regarding (1) Connected Transaction and Disclosable Transaction — Proposed Acquisitions of Certain Assets and Business from Unicom Parent and Netcom Parent and (2) Continuing Connected Transaction — Network Lease Agreement.